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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                             MEDINEX SYSTEMS, INC.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   64115R108
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                                 (CUSIP Number)

                                  Howard Rich
                          73 Spring Street, Suite 507
                           New York, New York, 10012
                                 (212) 925-8992

                                With a copy to:
                            Barbara A. Bowman, Esq.
                         Bodman, Longley & Dahling LLP
                       34th Floor, 100 Renaissance Center
                            Detroit, Michigan 48243
                                 (313) 259-777
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 13, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















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CUSIP NO.64115R108                13D                        PAGE    OF    PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
     Rich Acquisitions, LLC (I.R.S. Identification Number Applied For)
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

     WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Michigan
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                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    6,896,552
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,896,552
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,896,552
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.8%
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14   TYPE OF REPORTING PERSON (See Instructions)

     00 (limited liability company)
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CUSIP NO. 64115R108              13D                        PAGE    OF    PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
     Howard Rich
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

     PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    6,896,552
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,896,552
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,896,552
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.8%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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
ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the Common Stock, $.01 par value (the "Shares"), of Medinex Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 806 West Clearwater Loop, Suite N, Post Falls, ID 83854.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This statement is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "SEC"), under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i)Rich Acquisitions, LLC, a Michigan limited liability company ("Rich LLC"), and (ii) Howard Rich, individually, and as sole manager of Rich LLC("Rich"). Rich LLC and Rich are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

         Information with respect to the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information by another Reporting Person, except as otherwise provided in Rule 13d-1(k). By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.


RICH LLC AND RICH

         (b)-(c) The business address of Rich and Rich LLC is 73 Spring Street, Suite 507, New York, New York 10012. Rich's present principal occupation or employment is sole manager of Rich LLC and other related entities, which are involved in general securities management, venture capital, real estate and business consulting.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Rich LLC, is a Michigan limited liability company and Rich is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Rich LLC



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         Pursuant to a certain Stock Purchase Agreement ("Stock Purchase
Agreement")dated February 13, 2001 between the Company and Rich LLC, Rich LLC received an option for 3,448,276 Shares, and upon exercise of the option, Rich LLC will receive a warrant for 3,448,276 Shares, aggregating 6,896,552 Shares. If Rich LLC, on the direction of Rich as Manager, decides to exercise its option to purchase Shares under the Stock Purchase Agreement, the $1,000,000 purchase price will be paid with Rich LLC funds. Rich LLC has forty- five days, from February 13, 2001, to exercise its option. In addition to the option, Rich LLC will receive upon exercise of the option a warrant for up to 3,448,276 Shares at $.61 per share. The warrant is exercisable from receipt until December
1, 2005. If the warrant is exercised in whole or in part, Rich LLC will pay the purchase price from its own existing funds.


ITEM 4.           PURPOSE OF TRANSACTION.

         Rich LLC and Rich have acquired their Shares for investment purposes.

         At this time, the Reporting Persons have no plans or proposals to acquire any additional Shares or other securities of the Company, or which relate to or would result in:

         (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

         (2) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (3) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies;

         (4) any material change in the present capitalization or dividend policy of the Company;

         (5) any other material change in the Company's business or corporate structure;

         (6) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (7) causing a class of securities of the Company to be delisted from a national exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (8) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (9)      any action similar to those enumerated above.




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ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER

         The following information is provided in response to Item 5 of Schedule 13D and is based on a total of 11,339,731 Shares outstanding (based on information from the Company's Form 10-QSB for the quarter ended September 30,
2000).

RICH LLC AND RICH

         (a)-(b) Pursuant to the Stock Purchase Agreement, Rich LLC has the right to acquire 6,896,552 Shares, representing 37.8% of the class of shares subject to this filing, pursuant to the option and the warrant, both exercisable within sixty days. The power to vote and dispose of the Shares is shared with Rich, the manager of Rich LLC. Under the Rich LLC operating agreement, Rich has sole discretion with respect to the exercise of the option and the warrant and the voting and disposition of any Shares acquired upon such exercise.

         (c) No transaction in securities of the Company was effected by Rich LLC and Rich during the past 60 days.

         (d) Except with respect to Rich's rights as manager and as a member of Rich LLC, and the rights of Rich LLC's members under the operating agreement of Rich LLC, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Stock Purchase Agreement, described in Item 3, there is no contract, arrangement or understanding among the Reporting Persons and/or any other person with respect to any securities of the Company.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following exhibits are filed with this statement.

                  Exhibit 1: Joint Filing Agreement

                  Exhibit 2: Stock Purchase Agreement dated February 13, 2001.





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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2001

                                             /s/ Howard Rich
                                     -------------------------------------------
                                             Howard Rich


                                     Rich Acquisitions, LLC

                                     By:      /s/ Howard Rich
                                        ----------------------------------------
                                              Howard Rich, Sole Manager















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                                  EXHIBIT INDEX


Exhibit                             Description
-------                             -----------

  1                        Joint Filing Agreement

  2                        Stock Purchase Agreement dated February 13, 2001.












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